[Letterhead of Katten Muchin Rosenman LLP]
June 28, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549
Attention: Rolaine Bancroft

Re:	Dolan Media Company Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-142372)
Dear Ms. Bancroft:
On behalf of our client, Dolan Media Company (the “Company”), set forth below are responses to your letter of comment dated June 20, 2007 (the “Letter”) relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2 to the Registration Statement (the “Amendment”).
Enclosed for your convenience is the Amendment, marked to show changes to the Registration Statement filed with the Securities and Exchange Commission on June 7, 2007. We have the following responses to the Staff’s comments:
General
1.	We note your response to prior comment 1, however, text should be used to the extent necessary to explain briefly the graphics presented. Please remove the texts “We provide essential information and services that allow our customers to succeed in their professional lives” and “A leading provider of mission-critical business information and professional services with a strong growth profile and a diversified business model.” Furthermore, your pictures should depict your own products or services, so long as the presentation is not misleading. You present several pictures that appear to not depict publishing or back-office processing services, Please revise or advise.

Response:	The artwork included in the Amendment has been revised to delete the texts “We provide essential information and services that allow our customers to succeed in their professional lives” and “A leading provider of mission-critical business information and professional services with a strong growth profile and a diversified business model.” In addition, the artwork has been revised to include only pictures that show the Company’s own products or services. Finally, captions have been added to the artwork in order to explain briefly the graphics presented.
Registration Statement Cover Page
2.	We note your response to prior comment 2. Please revise to separately indicate the amount of shares that are offered by the selling shareholders.

Response:	Footnote 1 to the fee table on the cover page of the Amendment has been revised to separately indicate the estimated offering amount of the shares that may be sold by the selling stockholders. Please note that as is now disclosed in the Registration Statement, the selling stockholders are only selling shares in the offering to the extent the underwriters exercise their option to purchase additional shares.
Our Company, page 1
3.	Please revise the first sentence to delete the phrase “mission critical” or add disclosure that you are not claiming to be the sole source of the information (unless that is your claim).

Response:	Consistent with the disclosure on pages 2 and 63, the Company has replaced the phrase “mission critical” with the word “necessary” on page 1.
4.	We note your response to prior comment 8. Please revise the second paragraph to disclose whether your circulation is stable, increasing or decreasing for your periodicals.

Response:	The Company has added disclosure on page 1 to (i) clarify that its number of paid subscribers has fluctuated over time and (ii) refer investors to more detailed disclosure regarding such subscription numbers appearing elsewhere in the Registration Statement.
Risk Factors, page 12
Our failure to comply with the covenants contained in our debt instruments, page 20
5.	We note your response to prior comment 12, however, believe that you should discuss this risk in a separate or more appropriate risk factor. Your heading relates to your risk of failure to comply with debt covenants, and does not relate to your obligations with respect to the put rights.

Response:	The Company has revised the disclosure on page 21 to discuss under a separate risk factor the risk associated with the right of the minority members to require APC to repurchase their membership interests in APC during the sixth-month period following the consummation of the Company’s initial public offering.

Selected Consolidated Historical and Unaudited Pro Forma Financial Data, page 29
6.	We note your response to our prior comment 15, but do not agree with your response. As previously requested, revise to disclose the predecessor’s basic and diluted net income (loss) from continuing operations for each period presented. Please note that we do not believe the significant change in capital structure at the closing of the predecessor’s July 31, 2003 restructuring provides a basis for omitting this information. Refer to the requirements outlined in Instruction 2 to Item 301 of Regulation S-K. Also, revise to disclose the weighted average shares used to calculate the predecessor entity’s basic and diluted earnings per share.

Response:	The Company has revised the disclosure on page 34 to disclose (i) the predecessor’s basic and diluted net income (loss) from continuing operations for each period presented and (ii) the weighted average shares used to calculate the predecessor entity’s basic and diluted earnings per share.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Valuation of Our Company Equity Securities, page 37
7.	Reference is made to the following significant assumptions disclosed on page 38:
•	the rate of your revenue growth

•	the rate of your EBITDA growth

•	the terminal multiple, based upon your anticipated growth prospects and private and public market valuation of comparable companies
Please revise your disclosure to quantify the above assumptions. Also please disclose and quantify your cost growth assumptions used in your income approach analysis. Additionally, please explain your source or basis in estimating the rate of revenue and cost growth.

Response:	The Company has added disclosure on pages 41 and 42 to (i) quantify the assumptions mentioned above, (ii) quantify the Company’s cost growth assumptions used in its income approach analysis and (iii) explain the Company’s basis in estimating the rate of revenue and cost growth described on such pages.
8.	Reference is made to your third to last bullet point on page 38. Please expand your disclosure to explain the facts primarily responsible for your revenue from the Business Information Division, and Professional Services Division, as well as your equity in earnings of DNLP significantly increasing above expectations and your rational as to why you believed this trend would continue. As part of your disclosure, also provide the percentage that the aforementioned revenue and equity in earnings exceeded expectations and quantify how this changed your revenue and cost growth assumptions.

Response:	The Company has added disclosure to pages 41 and 42 to (i) explain the facts primarily responsible for the increase over expected performance with respect to the revenue from the Business Information Division and Professional Services Division, as well as equity in earnings of DNLP significantly increasing above expectations and (ii) describe the Company’s rational as to why the Company expected that this trend would continue. In addition, this disclosure provides the percentage that the Company’s revenue and equity in earnings exceeded its expectations and quantifies how this changed the Company’s revenue and cost growth assumptions.
Share-Based Compensation Expense page, 39
9.	We note your response to our prior comments 10 and 16. Prior to going effective, please disclose in MD&A the expected additional share-based compensation expense for the remainder of 2007, for previously granted stock options and the stock options and restricted shares of common stock that you intend to grant on the date of this prospectus. Also, please disclose the estimated aggregate amount of share-based compensation associated with the abovementioned grants. Furthermore, please disclose and quantify in MD&A the significant terms of and the assumptions used in valuing these stock-based compensation awards issued, and the assumptions used in estimating the annual and aggregate share-based compensation expense after the date of your most current balance sheet presented. Specifically, please provide the disclosure outlined in paragraph A240 (a), (b), (e) and (k) of SFAS No. 123(R) with respect to your future options and restricted shares you intend to grant on the date of this prospectus.

Response:	When the Company is able to determine the number of stock options and restricted shares it anticipates making on the date of the prospectus, and the price range for the offering, it will add disclosure in MD&A (i) describing the expected additional share-based compensation expense for the remainder of 2007, for previously granted stock options and the stock options and restricted shares of common stock that the Company intends to grant on the date of this prospectus, (ii) describing the estimated aggregate amount of share-based compensation associated with such grants and the previously granted stock options and (iii) describing and quantifying the significant terms of the stock-based compensation awards issued, and the assumptions used in estimating the annual and aggregate share-based compensation expense after the date of the most current balance sheet presented by the Company, as outlined in paragraph A240 (a), (b), (e) and (k) of SFAS No. 123(R).

Underwriting, page 127
10.	We note your response to prior comment 21 and reissue. Please expand this section to disclose that the selling shareholders may be deemed to be underwriters.

Response:	The Company has added disclosure on page 132 to disclose that the selling stockholders may be deemed to be underwriters under the Securities Act of 1933, as amended.
Dolan Media Company (Historical)
Consolidated Balance Sheet, page F-3
11.	We note from your response to prior comment 22 that you intend to provide in a future amendment the disclosures requested in prior comment 22. In this regard, we note from your disclosure on page F-8 that you intend to include the effects of the offering proceeds. Please note that the pro forma balance sheet should exclude the effects of the offering proceeds when reflecting the significant changes in capitalization and outstanding shares that will occur in connection with the offering. Please revise accordingly.

Response:	The Company has revised the disclosure on pages F-7 and F-8 to exclude the effects of the offering proceeds when reflecting in the proforma balance sheet the significant changes in capitalization and outstanding shares that will occur in connection with the offering.
Note 2. Acquisitions
2006 Acquisitions
American Processing Company, page F-15
12.	We note from your response to our prior comment 24 that you valued the 50,000 shares of Dolan Media Company issued in connection with the acquisition of an 81% interest in APC at $5 per share. We also note from your response and your disclosure on page F-15 that in determining the valuation of these shares, the related valuation utilized a minority discount of 12% and a marketability discount of 35%. As noted in our comment outlined below with respect to the valuation of your common shares and stock options, we do not believe it is appropriate to utilize a minority interest discount in valuing common shares unless the cash flows to be received by the minority and majority shareholders are disproportionate. Additionally, we believe the use of marketability discounts in excess of 10% to 15%, are excessive unless there are substantive long-term restrictions on the marketability of the shares. Please revise to eliminate the use of such discounts in the valuation of these shares or explain in detail why you do not believe this is required.

Response:	The Company recognizes and acknowledges the Staff’s concern over the marketability and minority interest discounts applied in performing a common stock valuation, but respectfully notes that even if it eliminates the minority interest discount entirely and reduces the marketability discount from 35% to 15% in connection with the valuation for the shares of common stock issued to Trott & Trott in March 2006 in connection with the Company’s purchase of 81% of the membership interests of APC, the fair value of the shares issued to Trott & Trott in March 2006 would only increase $150,000, from $250,000 to $400,000. The Company also respectfully submits that, as the total purchase price for the 81% membership interests of APC acquired by the Company was $40 million, this adjustment would change the purchase accounting by increasing goodwill by $150,000, but not have any ongoing income statement effect. The Company has completed a SAB 99 analysis and concluded that this $150,000 adjustment is qualitatively and quantitatively immaterial. As a result, the Company respectfully submits that it should not be required to revise its financial statements in connection with the proposed change in valuation described above.
13.	We also note from your response to our prior comment 24 that the Company did not allocate any of the purchase price paid by it to Trott & Trott to the put right held by the minority investor in APC. Please note that we will not object to your conclusion not to allocate a portion of the purchase price to this put option. However, we believe that the expected amount you may be required to pay in the event that this put option is exercised by the minority owner of APC should be provided in the table of contractual obligations included on page 56 of the registration statement. The table should be accompanied by footnote disclosures explaining the method and assumptions used to calculate your potential obligation with respect to the put option.

Response:	Disclosure has been added to the table on page 61 to describe the expected amount that APC would be obligated to pay if the minority members of APC were to exercise their right to require APC to repurchase their membership interests of APC. In addition, the Company has included footnote disclosure for the amount set forth in the table on page 59 to explain the method and assumptions used by the Company to calculate its potential obligation with respect APC’s potential repurchase obligation.
14.	Any earn-out or similar payments that may be required in the future as a result of your acquisitions and investments should also be included in the table of contractual obligations included on page 56.

Response:	Disclosure has been added to the table on page 61 to describe the earnout payments that the Company could be obligated to pay specified parties in connection with previous acquisitions consummated by the Company.
15.	We note from your response to our prior comment 25 that the $3.3 million payment made by APC to purchase the assets related to the mortgage default processing division of Robert Tremain Associates has been allocated to the existing services agreement between APC and Trott & Trott. Please explain why you believe it was appropriate to assign $3.3 million of the purchase price for the division of Robert

Tremain Associates to your prior arrangement with Trott & Trott rather than to an intangible specifically associated with the mortgage default business acquired, such as a customer relationship intangible. Although we understand that Trott & Trott acquired the legal services division of Robert A. Tremain Associates, subsequent to your acquisition of the mortgage default processing division, and will now provide referral of files to APC pursuant to their existing services agreement, we do not understand your basis or rationale for reallocating an amount assigned to an intangible asset recognized in connection with a new acquisition to an agreement recognized in connection with a prior acquisition. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

Response:	The Company has revised the disclosure on pages F-17 and F-22 and to reflect the reclassification of the allocation of the purchase price with respect to the APC services agreement to a customer relationship intangible. This reclassification did not affect the useful life assigned to this intangible and, therefore, did not change amortization expense and has no income statement effect.

In addition, the Company would like to supplementally provide the following background regarding the Tremain acquisition. APC’s purchase of the mortgage default processing services business of Robert Tremain & Associates (the “Tremain Division”) was structured such that Tremain was obligated, pursuant to the terms of a services agreement between APC and Tremain, to refer all of its mortgage default case files to APC. The purchase price paid by APC for the Tremain Division was primarily a multiple of the Tremain Division’s trailing EBITDA. The most valuable asset residing within the Tremain Division that APC acquired was access to Tremain’s customer relationships. The Company used an income approach to value this customer relationship intangible. Ninety days following APC’s acquisition of the Tremain Division, Trott & Trott acquired the law practice of Tremain. As a result of this transaction, the customers of Tremain became customers of Trott & Trott, which had a pre-existing services agreement with APC pursuant to which it was obligated to refer its mortgage default case files to APC. As a result, the Company believes that the substance of the transaction was that the Company acquired a customer relationship intangible.
Note 3 — Investments, page F-19
16.	We note your response to prior comment 26. Please disclose in your financial statements that the difference between the Company’s carrying value and its 35% share of the members’ equity of DNLP is $15 million as stated in your response. Also disclose your methods and assumptions used in estimating the $15 million value assigned to your customer list.

Response:	The Company has added disclosure to pages F-19 and F-20 to quantify the difference between the Company’s carrying value and its 35% share of the members’ equity of DLNP for each balance sheet date presented. In addition, information has been added on pages F-19 and F-20 to disclose the methods and assumptions used in estimating the value assigned to the customer list.
17.	We note your response to prior comment 28, but do not agree with your response. Summarized annual financial data provided for equity investment subsidiary (i.e., DLNP) in accordance with Rule 4-08(g) of Regulation S-X should not be labeled “unaudited,” regardless of whether or not you meet the significance test under Rule 3-05 or 3-09 of Regulation S-X. Please revise accordingly.

Response:	The Company has revised the summarized annual financial data provided for equity investment subsidiary on page F-20 to delete the label “unaudited” for the year ended December 31, 2005.
Note 7 — Common and Preferred Stock, page F-21
18.	We note from your responses to prior comments 31 and 32 that you have not reflected the portion of your Series C Preferred Stock that is convertible into common shares as mezzanine equity because you have accounted for the mandatorily redeemable stock under SFAS No. 150, and because the Company determined the common stock conversion feature was minimal and nonsubstantive. We also note from your prior responses that at the time the Series C Preferred Stock was issued the Company believed the common stock was worth approximately $.025 per share. Please explain in further detail how the Company determined the fair value of the common stock at the time the Series C Preferred Shares were issued. As part of your response, please tell us the method and significant assumptions used to determine this valuation. Additionally, if this valuation was determined by a third party valuation, please supplementally provide us with a copy of this valuation. Further, please explain in detail the factors responsible for the significant increase in the value of the Company’s common shares from $.025 per common share in the third quarter of 2004 to $5.00 per common share at December 31, 2005 as noted in your response to prior comment 33. We may have further comment upon receipt of your response.

Response:	The Company determined the fair value of its common stock at the time the shares of series C preferred stock were sold by contemporaneously calculating the enterprise value of the Company using the Market Approach. The significant assumptions used in this valuation were a multiple of 9.5x the Company’s pro forma EBITDA and a marketability discount of 15%. This multiple is consistent with the multiples used by Duff & Phelps in the preparation of its valuation reports for the Company. The Company used the current value method to allocate the enterprise value to the common stock, which is further described in the Company’s response to Staff Comment No. 23 below. The table below sets forth the calculation of the estimated value of the common stock at December 31, 2004, and December 31, 2005:

	December 31, 2004	December 31, 2005
Actual EBITDA for Twelve Months Ending	$6,875	$13,353
Pro forma adjustments for acquired business:
Lawyers Weekly	1,842	—
Counsel Press	—	130
Arizona NewsService	—	1,925

Pro forma EBITDA	8,717	15,407
Valuation Multiple	9.5	9.5

Enterprise Value	82,811	146,367
Debt	(32,530)	(42,970)
Cash	19,148	2,348
Costs to sell	(3,100)	(3,750)

	66,329	101,995
Redemption Value of Preferred Stock	(86,871)	(91,971)

Common Equity Value	(20,542)	10,024
Number of Shares	1,556	1,556
	N/A	6.44

Marketability Discount (15%)	N/A	(.96)

Fair Value per share	N/A	5.48
Fair Value per share, rounded		5.00

Despite the Company’s determination that the fair value of the common stock was $0 at December 31, 2004, the Company decided to issue and sell these shares at $0.025 per share because the board of directors wanted to receive at least a de minimus amount in excess of par value.

The Company did not obtain a third party valuation in connection with this valuation.

The primary factors responsible for the increase in the value of common stock from the third quarter of 2004 to December 2005 were (i) the Company’s acquisition the assets of Counsel Press and Arizona Capitol Times in January 2005 and April 2005, respectively, (ii) realizing a full year of operations of Lawyers Weekly, which the Company purchased in September 2004 and (iii) improvement in operating results attributable to the achievement of cost savings associated with the integration of Lawyers Weekly. During 2005, Counsel Press increased the Company’s revenue by $11.1 million of revenue and adjusted EBITDA by $3.2 million. The purchase multiple the Company paid in this transaction was less than the multiple used to value the Company’s business in the aggregate. Accordingly, this transaction was accretive and increased the value of the Company’s common stock. The Company’s pro forma adjusted EBITDA increased from $8.7 million to $12.9 million from 2004 to 2005, which resulted in the Company’s operating performance in 2005 exceeding its projections. This resulted in an increase in the value of the Company’s enterprise value, as well its common stock.
19.	Given the significant impact that the changes in the fair value of your Series C Preferred Shares has had on your results of operations for the various periods presented, please tell us and revise MD&A to explain in further detail the factors responsible for the significant increases in the fair value of these shares since they were issued in November 2004 and had a fair value of approximately $38.1 million. As part of your response and your revised financial statement disclosures, explain in detail the method and significant assumptions that were used to calculate the fair value as of each balance sheet date presented and supplementally provide us with your computations. As part of your response and your revised disclosure, you should separately identify the portion of the changes in fair value attributable to accrued dividends at the stated rate of 6%, changes in value attributable to the common stock conversion feature and any other changes in the fair value of the Series C Preferred shares on a separate basis. Also, please tell us how the fair value at the most recent balance sheet date presented of $102,754 compares to the fair value of the common shares and the redemption proceeds that the Series C Preferred shareholders will receive in connection with the Company’s public offering. We may have further comment upon receipt of your response.

Response:	The Company has added disclosure to pages 40 and 41 to explain in further detail (i) the factors responsible for the increases in the fair value of the Company’s shares of series C preferred stock since they were issued in November 2004 and (ii) the method and significant assumptions that were used to calculate the fair value as of each balance sheet date presented. The Company’s calculations with respect to this matter is set forth below.

	December 31, 2005		December 31, 2006		March 31, 2007
Cash Redemption Value on July 31, 2010	$77,302		$82,172	(1)	$82,172

Present Value of Fixed Redeemable Portion	$44,519	(2)	$51,701	(2)	$53,400	(2)
Fair Value of Common Stock Conversion Portion	2,830	(3)	22,070	(3)	49,800	(3)

	47,349		73,771		103,200
Deferred Origination Fees	(663)		(479)		(446)

Fair Value of Series C Preferred Stock	$46,686		$73,292		$102,754

(1) The increase in the cash redemption value on July 31, 2003 was to due to the increase in the dividend rate applicable to the series C preferred stock from 6% to 8%, compounded quarterly, which such increase was effective as of March 31, 2006.

(2) Present value assumptions:

Valuation Date	Term	Discount Rate
December 31, 2005	Jan 1, 2006 - July 31, 2010	12.1%
December 31, 2006	Jan 1, 2007 - July 31, 2010	13.0%
December 31, 2007	April 1, 2007 - July 31, 2010	13.0%

(3) Conversion assumptions:

			Fair Value of
			Common Stock
Valuation Date	Number of Shares	Price Per Share	Conversion Portion
December 31, 2005	565,905	$5	$2,830
December 31, 2006	565,905	$39	$22,070
December 31, 2007	565,905	$88	$49,800

The added disclosure further identifies (i) the portion of the changes in fair value of the series C preferred stock attributable to accrued dividends and changes in value attributable to the common stock conversion feature and (ii) how the fair value of the series C preferred stock as of March 31, 2007 compares to the fair value of the common shares, as well as the redemption proceeds that the holders of the series C preferred stock will receive in connection with the Company’s initial public offering.
20.	We note from your disclosure on page 25 that upon consummation of this offering, each of your series C preferred stock, will convert into common stock, series A preferred stock and one share of series B preferred stock. This disclosure is inconsistent with your disclosure in Note 7 on page F-26, where it states that your series C preferred stock is entitled to convert into an equal number of $1000 redemption value series B preferred stock, rather than one share of series B preferred stock as disclosed on page 25. Please reconcile and revise accordingly.

Response:	The Company has revised the disclosure on page F-26 to clarify that each share of series C preferred stock is convertible into one share of series B preferred stock.
Note 13 — Share-Based Compensation, page F-31
21.	We have reviewed your responses to prior comments 33 and 34 in which you explain the methods and significant assumptions that were used to determine the estimated value of your equity securities and the related valuation of the 14,000 stock options granted in October 2006 and note from your response that the valuation of the company’s equity interests at March 31, 2006 and September 30, 2006, included the use of minority interest discounts of 12%. Please note that we do not generally believe that the use of minority interest discounts is appropriate in valuing equity securities unless the cash flows to the minority and majority shareholders of the enterprise are disproportionate. Please explain in detail why you believe the use of this minority discount for these periods is appropriate. Alternatively, revise to eliminate the use of such discounts from your valuations.

Response:	The Company has eliminated the 12% minority interest discount from the valuations of the common stock at March 31, 2006 and September 30, 2006.
22.	Furthermore, we note from your response to prior comment 33 that a liquidity discount of 35% was used in the valuations prepared at December 31, 2005, March 31, 2006 and September 30, 2006. Please note that the use of marketability discounts in excess of 10% to 15%, are considered to be potentially excessive unless there are significant long-term trading restrictions associated with the related equity securities. Please explain in detail your basis or rational for use of marketability discounts of 35% at these valuation dates. We may have further comment upon receipt of your response.

Response:	The Company has reduced the marketability discounts to 15% in the valuations for December 31, 2005, March 31, 2006 and September 30, 2006.
23.	We have reviewed your response to our prior comment 33 and the related valuations of your equity securities that were prepared by Duff & Phelps to determine the estimated fair value of your Series C Preferred shares and your common shares outstanding during the various periods presented. Based on our review of your response and these valuation reports, we note that the Company relied primarily upon the use of the “current-value” method for purposes of determining the fair value of its equity securities. As noted in paragraph 154 of the AICPA Audit and Accounting Practice Aid, Valuation of Privately Held-Company Equity Securities Issued as Compensation, the use of this method is generally only considered to be appropriate when a liquidity event in the form of an acquisition or disposition of the enterprise is imminent or when the enterprise is in the earliest stages of development and no significant common equity value above the liquidation preference of the preferred shares has been established, and there is no reasonable basis for estimating the amount and timing of any common equity value above the liquidation preference that may be created in the future. As neither of these circumstances is applicable to the Company and its stage of operations, we do not believe the use of this method for valuing your equity securities is appropriate. Please revise to value your equity securities as of each period presented using a probability weighted expected return approach or other acceptable method.

Response:	The Company respectfully submits the following summary of the reasons why the Company believes that the use of the current value method by its management in its equity valuation analysis is an appropriate method for determining the fair value of the Company’s equity securities:
1.	The Company’s enterprise value was calculated as outlined in Chapter 6 of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Equity Securities. The Market Approach and the Income Approach were used to determine the enterprise value.

2.	Chapter 10 of the Practice Aid discusses the methods that can be used to allocate the fair value of an enterprise to various classes of stock. In terms of economic reality, the Company only has mandatorily redeemable preferred stock and common stock. Although the Company’s series C preferred stock is called a convertible participating preferred stock, in actuality it is a combination of two classes of mandatorily redeemable preferred stock and common stock. The cash flows from any liquidation scenario are the same — senior debt is paid first, mandatorily redeemable preferred stock is paid next and finally, if any excess exists, the common stock receives a distribution of the remaining proceeds. The Company’s preferred stock does not convert into common stock at certain enterprise values or under different scenarios; rather, the series A preferred stock never converts and the series C preferred stock always converts. The option pricing method was deemed to not be appropriate because the preferred shares do not have any conversion (i.e., option) value. The probability weighted expected return (PWER) method is not superior to the current value method for the reasons listed below.

3.	The Company used the current value method to allocate the Company’s enterprise value among the different classes of securities. While the AICPA Practice Guide points out the limited applications of this method for allocating value between preferred and common securities, the Company believes that the facts in this case do not invalidate the use of the current value method. The Company’s rationale from a valuation and financial reporting perspective is as follows:

•	The Company’s series A preferred stock is mandatorily redeemable, nonconvertible preferred stock. It has a fixed dividend rate. Unless optionally redeemed by the Company prior to July 31, 2010, these shares must be redeemed by the Company on July 31, 2010. The redemption value is the original principal plus accreted, unpaid dividends. The series A preferred stock holders receive the same proceeds regardless of the type of liquidity event (i.e., IPO, sale/merger or liquidation).

•	The Company’s series C preferred stock has three components: two are mandatorily redeemable, nonconvertible preferred stock and the third is a fixed number of common shares. At the option of the holder or in connection with the exercise of by the Company of its call option for the series C preferred stock (which the Company is exercising in connection with the initial public offering), each share of series C preferred stock automatically converts into the following:
i.	one share of series B preferred stock with a mandatory redemption value of $1,000 per share plus accreted, unpaid dividends;

ii.	approximately 5 shares of series A preferred stock with a mandatory redemption value of $100 per share plus accreted, unpaid dividends; and

iii.	approximately 15 shares of common stock.
In connection with a mandatory redemption by the Company in July 2010, the Company must repurchase all outstanding shares of series C preferred stock (or series B preferred stock in the event any holder of series C preferred stock has previously elected to convert his, her or its shares). In addition, the Company would also pay cash to holders of series C preferred stock for all shares of series A preferred stock and common stock into which the series C preferred is convertible (collectively, the “Conversion Shares”).

Upon a liquidation event of the Company, each holder of series C preferred stock is entitled to receive the liquidation value of such holder’s series C preferred stock plus accrued dividends, plus the amount such holder would be entitled to receive in such liquidation as a holder of the Conversion Shares.

There are not alternative choices to be made by the holders of the series C preferred stock, but rather the conversion of the series C preferred stock has the three cumulative effects described above. Thus, the holders of series C preferred stock will receive the same proceeds for their series B and series A preferred stock regardless of the type of liquidity event (i.e., IPO, sale/merger or liquidation). The common stock value will vary depending upon the ultimate price paid in a liquidity event, but the number of shares of common stock does not vary depending on the liquidation event. Thus, the holders of series C preferred stock do not have any choices to make regarding their investment. The enterprise value flowing to them is the same regardless of the type of the liquidity event.

•	Given the capital structure of the Company, allocating value to the series A preferred stock, series B preferred stock and a portion of the series C preferred stock to arrive at the value of the common stock is analogous to deducting the current balance of interest bearing debt (and the APC minority put option obligation) from the enterprise value to derive the equity value (as demonstrated in the appraisal report prepared by Duff & Phelps).

•	The valuation approach utilized was an Income Approach (i.e., a discounted cash flow, or “DCF,” method); therefore, the value of the common stock was determined using entirely forward-looking information. Furthermore, the Market Approach was simultaneously used as a test of reasonableness to validate the valuation conclusions resulting from the Income Approach.

•	Therefore, utilization of the Income Approach as a valuation process to calculate the common stock value provides a reasonable estimate in valuing the participating feature of the series C preferred stock.

4.	The PWER method would look at the allocation of the Company’s enterprise value to the Company’s preferred and common stock holders under different scenarios. In circumstances where preferred stock holders participate differently under the different scenarios, the allocation of the value of a company’s enterprise value to common stock holders and preferred stockholders would change. Because the Company’s preferred stock is not convertible into common stock (other than the fixed component, which represents 565,905 shares of our common stock) and the participating rights do not impact the amount realized by the preferred stockholders, the Company believes under different outcomes the allocation of the value between preferred and common stock would not significantly change. In fact, the values may be the same. The Company views its mandatorily redeemable preferred stock as a liability with a fixed payment on the redemption date of July 31, 2010. The Company also views the common stock component of the series C preferred stock as a liability because the Company must redeem all such shares on July 31, 2010.

5.	The common stock valuations have the greatest impact on the accounting for the series C preferred stock. For each dollar increase in estimated common stock value, the income statement impact is a charge to non-cash interest expense and a credit to series C preferred stock liability of approximately $565,000. During 2006, the Company recorded a charge of $20 million related to the increase in the common stock value. During the first quarter of 2007, the Company recorded a charge of $28 million related to the increase in the common stock value. The Company anticipates that it will record a charge of approximately $27 million related to the increase in the common stock value during the second quarter of 2007 and that by August 1, 2007, the aggregate preferred stock liability for all classes of preferred stock will be approximately $159 million.

In connection with its initial public offering, the Company has exercised its call rights with respect to its preferred stock and will redeem all of the series A and series B preferred stock upon consummation of the offering (the series C preferred stock will be extinguished after it converts into series A preferred stock, series B preferred stock and common stock as described above). The Company is not required to redeem any shares of common stock to be issued upon the conversion of the series C preferred stock in connection with the exercise of its call option. In addition, any repurchase obligation of the Company with respect to the preferred stock will be extinguished upon the consummation of the Company’s public offering, as all shares will be repurchased by the Company. Assuming the offering is consummated on August 1, 2007, the cash paid to redeem all of the series A and series B preferred stock will be approximately $102 million. The remaining $57 million credit on the preferred stock line on the balance sheet will be reclassified to additional-paid-in capital.

As noted above, following the consummation of the initial public offering, the Company will no longer have any obligation to purchase any common stock and there will be no outstanding preferred stock. Accordingly, there will be no ongoing non-cash interest expense related to the preferred stock. In the pro forma as adjusted presentation in the Registration Statement, this expense will be eliminated and all preferred stock will be removed from the Company’s capital structure. Therefore, the determination of the historical fair value of the Company’s common stock has little ongoing impact on the Company’s financial statements.

6.	The only other equity transactions effected by this valuation relate to the 50,000 shares of common stock that the Company issued when it purchased APC in March 2006 and the accounting for the options to purchase 14,000 shares of common stock that were issued in October 2006.

• Changes to the common stock valuation at March 14, 2006 would impact the purchase accounting and result in additional goodwill (assuming the valuation was increased; a decrease in value would result in a decrease in the amount assigned to goodwill). The value the Company assigned to these shares in its purchase accounting was $5 per share, or $250,000 in aggregate. The other consideration in the APC transaction was $40 million in cash. The net impact would be a gross-up of the Company’s balance sheet, which already has $221 million of total assets. There would be no impact on the income statement or on the cash flow statement.

• Changes to the common stock valuation at September 30, 2006 would impact the accounting for the 14,000 options in October 2006. However, any change in the valuation of such shares would have a minor effect on the Company’s financial statements because the number of shares underlying the options is so minimal. The October 2006 stock option grants had a minimal impact on the Company’s statement of operations for 2006; using the Black-Scholes model to determine fair value of these stock options, the Company recorded $52,000 of compensation expense in its income statement for the fiscal year ended December 31, 2006. No other options have been granted since that date and, as of December 31, 2006, there was $118,000 of unrecorded compensation expense that will be recognized over approximately the next three years.

In conclusion, the Company respectfully requests that the Staff permit the Company to use the current valuation methodology in connection with the valuation of its common stock. The Company has added disclosure to pages 40, 41 and F-26 regarding its use of the current value approach and the Company’s consideration of the PWER method and why it did not expect the valuation using a PWER method to be materially different from the valuation calculated with the current valuation method.
Dolan Media Company (Pro Forma)
Unaudited Pro Forma Financial Information Basis of Presentation, page F-36
24.	We note your response to prior comment 35 where you state that you have provided on page F-36 the disclosures requested in prior comment 35. We do not see these disclosures on page F-36. As previously requested, please revise your introductory paragraph to the pro forma financial information to include a paragraph, which briefly sets forth a description of and the entities involved with the transaction related to the “Offering Adjustments” on page F-32. In addition, please provide a full explanation of what the “Pro Forma As Adjusted” presentation reflects. See Rule 11-02 (b)(2) of Regulation S-X for guidance.

Response:	The Offering Adjustments on page F-38 all relate to events that will occur in connection with consummation of the offering. The Company has added to disclosure on page F-35 to clarify what these events are and thus what the Company’s presentation of “Pro Forma As Adjusted” on page F-38 reflects.
25.	We note your response to prior comment 36, but do not believe you have been fully responsive. As previously requested, please update your unaudited pro forma financial information to include all pro forma adjustments related to the offering adjustment column on page F-38. Each pro forma adjustment should be referenced to notes which clearly explain the methods and assumptions involved.

Response:	Upon the determination of the (i) stock split, (ii) the number of shares of common stock to be issued pursuant to the offering and (iii) the initial public offering price range, the Company, prior to the distribution of preliminary prospectuses, will supplement the disclosure on page F-38 to include all adjustments related to the offering adjustment column on page F-38 and cross-references to footnotes that describe the methods and assumptions used in calculating such offering adjustments.
26.	Since it appears the “Offering Transactions” will have a significant impact on your results of operations, please revise to include a pro forma balance sheet and statement of operations for the most recent interim period presented giving effect to the offering transactions.

Response:	Disclosure has been added to pages F-39 and F-40 to provide an as adjusted statement of operations for the three months ended March 31, 2007 and an as adjusted balance sheet as of March 31, 2007 giving effect to the events that will occur in connection with the offering.
Unaudited Pro Forma Consolidated Statement of Operations, page F-38
27.	We note your response to prior comment 37, but do not believe you have been fully responsive. As previously requested, please disclose pro forma basic and diluted earnings per share giving effect to the offering adjustments and related transactions on the face of the pro forma statement of operations and disclose in a related footnote the assumptions used in estimating the number of shares used in the pro forma earnings per share computations. Additionally, please provide the disclosures required by paragraph 40 of SFAS No. 128, as applicable.

Response:	Disclosure has been added to pages F-38 and F-44 to disclose (i) pro forma basic and diluted earnings per share giving effect to the offering adjustments and related transactions on the face of the pro forma statement of operations and (ii) the assumptions used in estimating the number of shares used in the pro forma earnings per share computations, including the disclosures required by paragraph 40 of SFAS No. 128. The applicable share amounts required in such disclosure will be added in a future amendment to the Registration Statement once the stock split is determined, which will be prior to the distribution of preliminary prospectuses.
Notes to Unaudited Pro Forma Financial Statements, page F-39
28.	Refer to footnote (1). We note the disclosures that have been added to footnote (1) in response to prior comment number 4. Please reconcile and revise the amount assigned to the Feiwell and Hannoy Service agreement of $16,903 as disclosed on page F-39 with the $15,300 assigned to this agreement as noted on page F-37. Also, please revise pro forma amortization reflected in the pro forma statement of operations for the year ended December 31, 2006 to correct this error or inconsistency as necessary.

Response:	The Company has adjusted its pro forma financial statements on page F-41, and the applicable related financial disclosure in the Amendment to reflect the assignment of $15,300 to the Feiwell & Hannoy services agreement.
The Detroit Legal News Publishing, LLC
Financial Statements, page F-62
29.	We note your response to prior comment number 44 but continue to believe that audited financial statements may be required for your investment in Detroit Legal News for its fiscal years ended December 31, 2004 and 2005 pursuant to Rule 3-05 of Regulation S-X. If you do not believe that audited financial statements are required for these periods, please provide us with computations supporting your response.

Response:	The Company has included the DLNP financials in its SAB 80 analysis and has determined that audited financial statements for the fiscal years ended December 31, 2004 and 2005 are not required. A copy of the SAB 80 analysis performed by the Company to determine which of the historical financial statements of the acquired entities are required for inclusion within the Registration Statement is attached hereto as Exhibit A. The Company has applied the 10%, 20% and 40% significance tests prescribed in Rule 1-02(w) of Regulation S-X using the highest level of significance in the assets, earnings and investment tests for each acquired entity in relation to the Company’s pro forma financial statements. In determining significance under the income test, the Company only used 35% of DLNP’s income before taxes, as it only owns 35% of the membership interests of DLNP. As shown in Exhibit A, the Company believes that DLNP has been properly excluded from presentation for the years ended December 31, 2004 and 2005. The Company also respectfully submits that it has achieved the requisite 90%, 80% and 60% in 2006, 2005, and 2004, respectively, of the constituent businesses that will comprise its ongoing operations without including DLNP’s audited financial statements for fiscal years 2004 and 2005.
Item 15. Recent Sales of Unregistered Securities, page II-2.
30.	We note your response to prior comment 45, but do not believe you fully responded to our comment. As previously requested, please revise the notes to your financial statements to disclose the significant terms (i.e., number of shares, the reason for the issuance, the purchase price per share, etc.) of the transaction(s) in which you issued restricted shares of common stock on December 14, 2004 to six of your management-level employees. As part of your revised disclosure, please explain how the purchase price for the securities issued on December 14, 2004 was determined and whether you are required under any circumstance to repurchase these restricted stock. Also, in regards to the restricted stock issued to management on December 14, 2004 and November 15, 2005, explain the purpose of issuing these restricted stocks, specifically, address whether the restricted shares were some form of compensation to management. Additionally, it appears that the $3,000.00 amount for 13,000 shares reflected in your statement of stockholders’ equity for the period ended December 31, 2005 on page F-5, does not reflect the fair value of your stock in comparison with the information provided by you in comment 33, where you state that the fair value of your common stock at December 31, 2005 is $5.00. In this regard, please revise or advise as appropriate. Furthermore, tell us why the restricted shares of common stock issued on December 14, 2004 are not reflected in your statement of stockholders’ equity.

Response:	The disclosure on pages II-2 and F-25 has been revised to disclose the purchase price per share for each issuance, the number of shares issued and the reasons for the issuance of this common stock to these employees.

The Company is providing the following supplemental information regarding the sale of these shares of common stock. In December 2004 and July 2005, the Company provided a small group of its key employees with the opportunity to purchase a total of 5,500 and 7,500 shares, respectively, of its common stock at fair market value for cash, which represented approximately one percent (1%) of the Company’s outstanding common stock as of such dates. The shares of stock sold to these employees had full ownership rights, including voting rights and the rights to dividends, and were intended to provide such key employees with an opportunity to purchase an ownership stake in the Company and thus obtain a proprietary interest in the Company’s growth and performance. The prices of the common stock at December 2004 and July 2005 were $0.025 per share and $0.31 per share, respectively. These prices represented what the Company believed the fair value of the common stock was on the date the issuances were approved by the Board of Directors. The fair value was determined by the Company using a Market Approach. The key assumptions were a multiple of 9.5 x Pro Forma EBITDA and a marketability discount of 15%. The valuation methodology is explained further in the Company’s response to Comment No. 18 above. The Company recently discovered, however, an error in the computation of the common stock value at July 31, 2005. The fair value should have been $5.00 per share and not $0.31 per share. The Company therefore should have recorded $35,000 of compensation expense with respect to the 7,500 shares it sold in July 2005. The Company has performed a SAB 99 analysis and has concluded that this $35,000 adjustment is qualitatively and quantitatively immaterial. As a result, the Company respectfully submits that it should not be required to revise its financial statements in connection with this error.

The shares of common stock were subject to a call option by the Company and each employee purchaser was required to sign a subscription agreement or restricted stock agreement, whereby the employee purchaser agreed to become a party to the Company’s stockholders agreement, including the transfer restrictions contained therein. The call option provided the Company it with the right, but not the obligation, to repurchase all or any portion of the shares purchased by the employee if his or her employment was terminated for any reason or the employee resigned or was removed from his or her position. On each of the first four anniversaries following the date of the subscription agreement or restricted stock agreement, as applicable, 25% of the shares purchased by the employee was deemed to no longer be “management securities.” In the event an employee purchaser’s employment with the Company ended, the Company’s optional repurchase price for any “management securities” was equal to the original cost of the shares. In the event that any shares were no longer deemed to be “management securities,” the repurchase price for such shares was equal the fair market value of the shares. The business purpose behind the repurchase obligation was to provide the Company with the option to retain control over the shares if any such purchaser’s employment was terminated.

Because these December 2004 shares of common stock were purchased by the Company’s employees at fair market value for cash and the Company’s repurchase option for any shares of “management securities” was for cost, the Company has concluded there is no compensatory element to these shares of common stock. As explained above, there was a de minimis compensatory element to the July 2005 shares of common stock due to the erroneous computation of common stock value. The Company also considered whether these shares should be classified as a liability under SFAS 123(R) or FIN 44 and concluded that liability accounting was not required because it was not probable that the employee purchasers would be prevented from bearing the normal risk and rewards of ownership. Subsequent to issuance of these shares, the Company has repurchased a total of 7,000 of these shares under the terms of the applicable subscription or restricted stock agreements, 3,000 in 2005 and 4,000 in 2006.

All of these shares issued on December 14, 2004 and July 15, 2005 were recorded in the Company’s December 31, 2005 financial statements because the cash consideration for the December 14, 2004 shares was not actually received by the Company, nor had the employee purchasers delivered the required executed subscription agreements, until January 2005.
Other
31.	We note your responses to prior comments 9 and 22 in which you indicate that changes responsive to our comments will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.

Response:	Upon the determination of the stock split, which the Company anticipates will be effected through a stock dividend in connection with the consummation of its initial public offering, it will add the requested related disclosure in a future amendment prior to the distribution of preliminary prospectuses.
We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5469 or James P. Dolan or Scott J. Pollei of the Company at 612-317-9425 and 612-317-9422, respectively. Thank you for your prompt attention to this matter.
Very truly yours,
Adam R. Klein
Enclosure

cc:	Max A. Webb Jeffrey Jaramillo Linda Cvrkel James P. Dolan Scott J. Pollei Gunjali B. Trikha (New York Stock Exchange) Walter S. Weinberg Robert S. Risoleo

EXHIBIT A
SAB 80 ANALYSIS

Calculation of DMC Pro Forma Total Assets and Pro Forma Pre tax Income
(to be used as the denominator below)

	DMC	Proforma
	12/31/2006	Adjustments	Proforma

Assets	186,000,000	22,800,000	208,800,000
Income	(15,335,000)	(946,973)	16,281,973
Calculation of Pro Forma Adjustments
(to be used in the pro forma calculation above)

Company	Pretax Net Income	Dep. / Amort	Interest	Subtotal	Minority	Proforma
APC	1,258,000	(471,000)	(628,000)	159,000	77.35000%	122,987
Feiwell and Hannoy	1,831,000	(935,000)	(1,417,000)	(521,000)	77.35000%	(402,994)
Mississippi	328,000	(400,000)	(217,000)	(289,000)	100.00000%	(289,000)
Watchman	60,000	(428,751)	(100,000)	(468,751)	100.00000%	(468,751)
Tremain	391,779	(174,410)	(100,000)	117,369	77.35000%	90,785

						(946,973)

Calculation of Highest Level of Significance
(use the total assets, pretax earnings for the most recent year prior to the acquisition and the investment amount as the numerator over the denominator calculated above)

Acquisitions (Numerator)			Assets		Earnings		Investment
		Most recently	of acquired		of acquired		(Purchase Price)
		Completed Year	@ 12/31 YE prior		@ 12/31 YE prior				Highest Level
	Acquisition Date	Prior to Acquisition	to acquisition		to acquisition				of Significance

Lawyer’s Weekly	9/1/2004	2003	3,571,333	1.7%	2,020,899	12.4%	33,439,566	16.0%	16.0%

Counsel Press	1/20/2005	2004	7,400,000	3.5%	1,446,000	8.9%	15,900,000	7.6%	8.9%
Arizona Capital	4/30/2005	2004	66,000	0.0%	50,000	0.3%	3,250,000	1.6%	1.6%
Detroit Legal News	11/30/2005	2004	3,000,000	1.4%	2,217,250	13.6%	16,700,000	8.0%	13.6%

APC	3/14/2006	2005	3,916,739	1.9%	6,697,139	41.1%	40,250,000	19.3%	41.1%
Watchman	10/31/2006	2005	618,000	0.3%	60,000	0.4%	3,000,000	1.4%	1.4%
Tremain	11/10/2006	2005	123,000	0.1%	35,646	0.2%	3,432,000	1.6%	1.6%

Feiwell and Hannoy	1/10/2007	2006	1,670,995	0.8%	1,416,279	8.7%	20,000,000	9.6%	9.6%
Mississippi	3/30/2007	2006	618,000	0.3%	328,000	0.2%	2,800,000	1.3%	1.3%
Determination of Number of Months Needed under Separate Audits

		Months Included
	Minimum	in DMC	Separate
	Financial	Consolidated	Pre-acquisition
	Statement	Financials at	Months Needed
	Requirement	12/31/2006	(Exceeded)

Lawyer’s Weekly	21	28	(7)

Counsel Press	33	23	10
Arizona Capital	—	20	(20)
Detroit Legal News	21	13	8

APC	33	9	24
Watchman	—	2	(2)
Tremain	—	2	(2)

Feiwell and Hannoy	33	—	33
Mississippi	—	—	—
Conclusion

		Highest
		Percentage
Financials Excluded		Excluded
Year 1- 2006	Exclude up to 10% Tremain, Watchman, Arizona and Mississippi	6.0%
Year 2- 2005	Exclude up to 20% Tremain, Watchman, Arizona, and Mississippi, DLNP	19.6%
Year 3- 2004	Exclude up to 40% Tremain, Watchman, Arizona, and Mississippi, DLNP, Lawyers	35.6%

Financials Needed
Year 1- 2006	DMC, Counsel, APC, Feiwell, DLNP
Year 2- 2005	DMC, Counsel, APC, Feiwell
Year 3- 2004	DMC, Counsel, APC, Feiwell